Kirkpatrick & Lockhart Nicholson Graham LLP
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New York, NY 10022-6030
212.536.3900
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Uche D. Ndumele

212.536.4802
Fax: 212.536.3901
undumele@klng.com

August 8, 2006

VIA EDGAR TRANSMISSION AND FEDEX

Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	Patients & Physicians, Inc.
Item 4.01 Form 8-K
Filed August 2, 2006
File No. 000-30556

Dear Mr. Skinner:

On behalf of Patients & Physicians, Inc. (“P&P” or the “Company”), we hereby submit P&P’s response to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 3, 2006 regarding the above-referenced Form 8-K. For the convenience of the Staff, we have included the Staff’s comment below followed by the Company’s corresponding response. The Form 8-K/A, incorporating the Staff’s comments, was filed on August 8, 2006.

Form 8-K Filed August 2, 2006

1.
We note your disclosure that on July 17, 2006, your audit committee authorized a change in auditors. Please revise to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B.

Response

The Company has revised the disclosure to state that the former accountant, Malone & Bailey, PC, was dismissed on August 2, 2006, as the independent auditors of the Company.

2.
We note your disclosure that “Malone & Bailey did not advise the Company as to matters specified in Item 304(a)(1)(iv)(B) of Regulation S-B.” Please revise to clearly state whether during your two most recent fiscal years and any subsequent interim period through the date Malone & Bailey resigned, declined to stand for re-election or was dismissed, there were any reportable events as defined in Item 304(a)(1)(iv)(B) of Regulation S-B. In the event of a reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

Mr. Brad Skinner
Division of Corporation Finance
August 8, 2006

Response

The Company has revised the disclosure to state that during our two most recent fiscal years and the subsequent interim period through the date Malone & Bailey, PC was dismissed, that there were no reportable events as defined in Item 304(a)(1)(iv)(B) of Regulation S-B.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response

The Company has obtained and filed an updated Exhibit 16 letter from Malone & Bailey, PC, stating that the former accountants agree with the statements made in the Company’s revised Form 8-K.

        The Company hereby acknowledges the following:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person wider the federal securities laws of the United States.

Very truly yours, /s/ Uche D. Ndumele Uche D. Ndumele

cc:	Via Facsimile
Philip Barak
Patients & Physicians, Inc.
Facsimile: (212) 340-9101